UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Clardy, James H.
   6723 Beauford Drive
   Austin, TX  78750
2. Issuer Name and Ticker or Trading Symbol
   Cirrus Logic, Inc. (CRUS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   February 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President, Crystal
   Semiconductor Corporation
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I
 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/11/96    G    V   500           D  $0.0000      2,200          I  In Street Name
Common Stock                                  06/29/96    B    V   436           A  $14.8750                    D
Common Stock                                  12/18/96    M    V   22            A  $1.6600                     D
Common Stock                                  12/18/96    M    V   32            A  $1.4250                     D
Common Stock                                  12/18/96    M    V   1,900         A  $1.2050                     D
Common Stock                                  12/28/96    B    V   467           A  $13.6000     87,004         D
Common Stock                                                                                     3,400          I  in IRA Account

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
----------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
----------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $1.6600         12/18/96       M     V                    22                07/27/89    07/27/99
to buy)
Incentive Stock Option (right  $1.4250         12/18/96       M     V                    32                10/20/89    10/20/99
to buy)
Incentive Stock Option (right  $1.2050         12/18/96       M     V                    1,900            (1) 04/19/92 04/19/01
to buy)
Incentive Stock Option (right  $19.3750        09/25/96       A     V   5,150                             (2) 09/25/00 09/25/06
to buy)
Non-Qualified Stock Option     $19.3750        09/25/96       A     V   24,850                            (2) 09/25/00 09/25/06
(right to buy)
Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
---------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
----------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  12/18/96  Common Stock                   22                        0             D
to buy)
Incentive Stock Option (right  12/18/96  Common Stock                   32                        0             D
to buy)
Incentive Stock Option (right  12/18/96  Common Stock                   1,900                     8,480         D
to buy)
Incentive Stock Option (right  09/25/96  Common Stock                   5,150                     5,150         D
to buy)
Non-Qualified Stock Option     09/25/96  Common Stock                   24,850                    24,850        D
(right to buy)

Explanation of Responses:

(1)
Options vest over five years:  20% on first anniversary and 80% monthly over next 48 months.
(2)
Options vest on 9/25/00

SIGNATURE OF REPORTING PERSON
/S/ JAMES H. CLARDY
DATE 03/06/97